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                                                                    EXHIBIT 99.1

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


   The Company wishes to caution readers that the following important factors, among others, in some cases have affected the Company's results and in the future could cause actual results and needs of the Company to vary materially from forward-looking statements made from time to time by the Company on the basis of management's then-current expectations. The businesses in which the Company is engaged are in rapidly changing and competitive markets and involve a high degree of risk, and accuracy with respect to forward-looking projections is difficult.


GEOGRAPHIC CONCENTRATION IN THE PROPERTY AND CASUALTY INSURANCE BUSINESS

   Substantially all of the Company's net premiums written and earnings are generated in Michigan. The revenues and profitability of the Company are therefore subject to prevailing economic, regulatory, demographic and other conditions, including adverse weather, in Michigan.


CYCLICALITY IN THE PROPERTY AND CASUALTY INSURANCE INDUSTRY

   Historically, the property and casualty insurance industry has been highly cyclical. The property and casualty industry's profitability can be affected significantly by price competition, volatile and unpredictable developments such as extreme weather conditions and natural disasters, legal developments affecting insurer liability and the size of jury awards, fluctuations in interest rates and other factors that affect investment returns and other general economic conditions and trends that may affect the adequacy of reserves.

   Over the past several years, the property and casualty insurance industry as a whole has been in a soft market. Competition for premiums in the property and casualty insurance markets may continue to have an adverse impact on the Company's rates and profitability.


CATASTROPHES AND SEVERE WEATHER LOSSES IN THE PROPERTY AND CASUALTY INSURANCE INDUSTRY

   Property and casualty insurers are subject to claims arising out of catastrophes, and other severe weather-related losses, which may have a significant impact on their results of operations and financial condition. The Company may experience catastrophes and other severe weather-related losses in the future which could have a material adverse impact on the Company. Catastrophes and severe weather-related losses can be caused by various events including hurricanes, earthquakes, tornadoes, wind, hail, fires, severe winter weather and explosions, and the frequency and severity of catastrophes are inherently unpredictable. The extent of losses from catastrophes and severe weather is a function of two factors: the total amount of insured exposure in the area affected by the event and the severity of the event. Although catastrophes and severe weather can cause losses in a variety of property and casualty lines, homeowners and commercial property insurance have in the past generated the vast majority of the Company's catastrophe-related claims. The Company purchases catastrophe reinsurance as protection against catastrophe losses. The Company believes, based upon its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, that the financial condition of its reinsurers is sound. However, there can be no assurance that reinsurance will be adequate to protect the Company against such losses or that such reinsurance will continue to be available to the Company in the future at commercially reasonable rates.

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UNCERTAINTY REGARDING ADEQUACY OF PROPERTY AND CASUALTY LOSS RESERVES

   The Company maintains reserves to cover its estimated ultimate liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, involving actuarial projections at a given time, of what the Company expects the ultimate settlement and administration of claims will cost based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other factors. The inherent uncertainties of estimating reserves are greater for certain types of property and casualty insurance lines, particularly workers' compensation, where a longer period of time may elapse before a definitive determination of ultimate liability may be made, and environmental liability, where the technological, judicial and political climates involving these types of claims are changing.

   The Company regularly reviews reserving techniques, reinsurance and overall reserve adequacy. Based upon (I) review of historical data, legislative enactments, judicial decisions, legal developments in imposition of damages, changes in political attitudes and trends in general economic conditions; (ii) review of per claim information; (iii) historical loss experience of the Company and the industry; and (iv) the relatively short-term nature of most of its property and casualty insurance policies, management believes that adequate provision has been made for reserves. However, establishment of appropriate reserves is an inherently uncertain process involving estimates of future losses and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. The Company's reserves are annually certified as required by insurance regulatory authorities.

REGULATORY, SURPLUS, CAPITAL, RATING AGENCY AND RELATED MATTERS

   Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders.

   State regulatory oversight and various proposals at the federal level (including the proposed adoption of a federal regulatory framework for insurance companies) may, in the future, adversely affect the Company's ability to sustain adequate returns in certain lines of business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioner ("NAIC") and state insurance regulators are reexamining existing laws and regulations, and, as a condition to accreditation, have required the adoption of certain model laws which specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws, and the definition of extraordinary dividends.

   The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by the private rating agencies.

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  The NAIC has created a new system for assessing the adequacy of statutory capital for property and casualty insurers. The new system, known as risk-based capital, is in addition to the states' fixed dollar minimum capital and other requirements. The new system is based on risk-based formulas (separately defined for property and casualty insurers) that apply prescribed factors to the various risk elements in an insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer.

  In 1997, A.M. Best decided to no longer rate Citizens independently from its majority parent, The Hanover Insurance Company, but instead rated the two separate companies as a group. Consequently, Citizens was assigned Best's "A (Excellent)" rating. Management believes that its strong ratings are important factors in marketing the products of its insurance companies to its agents and customers, since rating information is broadly disseminated and generally used throughout the industry. Insurance company ratings are assigned to an insurer based upon factors relevant to policyholders and are not directed toward protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. Further downgrades may have a material adverse effect on the Company's business and prospects.


STATE GUARANTY FUNDS, SHARED MARKETS MECHANISMS AND POOLING ARRANGEMENTS

  All fifty states of the United Sates have insurance guaranty fund laws requiring all property and casualty insurance companies doing business within the state to participate in guaranty associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Mandatory assessments by state guaranty funds are used to cover losses to policyholders of insolvent or rehabilitated companies and can be partially recovered through a reduction in future premium taxes in many states. These assessments may increase in the future depending upon the rate of insolvencies of insurance companies.

  In addition, as a condition to the ability to conduct business in various states, the Company is required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase such coverage voluntarily provided by private insurers. The Company cannot predict whether its participation in these shared market mechanisms or pooling arrangements will provide underwriting profits or losses to the Company.


COMPETITION

  The property and casualty insurance industry, in general, is highly competitive. Many of the Company's competitors are larger and have greater financial, technical, and operating resources than those of the Company.


RETENTION OF KEY EXECUTIVES

  The future success of the Company will be affected by its continued ability to attract and retain qualified executives. The Company's success is dependent in large part on John F. O'Brien, the loss of whom could adversely affect the Company's business. The Company does not have an employment agreement with Mr. O'Brien.

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IMPACT OF THE YEAR 2000 ISSUE

  The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

  Based on a recent assessment, the Company determined that it will be required to modify or replace significant portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be resolved. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

  The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the impact of a third party's Year 2000 Issue, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 Issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

  The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company plans to complete the mission critical elements of the Year 2000 project by December 31, 1998. The cost of the Year 2000 project will be expensed as incurred over the next two years, and is being funded through a reallocation of resources from discretionary projects. Therefore, the Year 2000 project is not expected to result in significant incremental technology costs or to have material effect on the results of operations.

  The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

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